
SembCorp
Industries


RECEIVED
2006 APR -4 P 12:07
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 12g3-2(b) File No. 825109

7 March 2006


06012176

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Enc

C:jesstan/MasnetAnn/SECltr


SembCorp
Industries

Co Regn No: 1998022418D

March 6, 2006

SEMBCORP CLINCHES WORLD'S LARGEST SINGLE-STREAM LDPE PLANT EPC CONTRACT

SembCorp Industries announces today that fully-owned subsidiary SembCorp Engineers and Constructors' process engineering arm, SembCorp Simon-Carves, has been awarded a contract worth over US$200 million (S$325 million) by leading global chemical producer Huntsman for the engineering design, procurement and construction of the world's largest single-stream Low Density Polyethylene (LDPE) facility.

The LDPE plant, to be located at the Wilton International site in Teesside, UK, will have a capacity of 400,000 tonnes per annum, and will be based on technology provided by ExxonMobil Chemical. Construction is scheduled for completion in the fourth quarter of 2007.

Alwyn Bowden, Managing Director of SembCorp Simon-Carves, stated: "We are extremely proud and delighted to have been entrusted by Huntsman to deliver this high profile project in the UK, being the world's largest single-stream LDPE plant."

Mahomed Maiter, Vice President of Huntsman European Polymers, commented: "We see the signing of this contract as a critical step forward in delivering this ambitious project for Huntsman and ensuring our new LDPE facility at Wilton is operational by the end of 2007."

Huntsman, one of the world's largest chemical companies with 57 operations in 22 different countries, had announced its plans to build the LDPE plant in September 2004. In January 2005, Huntsman awarded a contract to SembCorp Simon-Carves to commence the initial front-end design work.

SembCorp Simon-Carves is the world's most experienced process engineering contractor for the design and supply of LDPE plants, having supplied 75 LDPE streams throughout the world. These include six of the last eleven LDPE plants to have been commissioned since 1997.

This contract does not have any material impact on SembCorp Industries' earnings per share for the financial year ending 2006.

- END -

About SembCorp Engineers and Constructors

SembCorp Engineers and Constructors (SembE&C) is the largest engineering and construction group in Southeast Asia with core capabilities in process engineering for chemical, nuclear, plastic, fertilizer, food and pharmaceutical industries.

The company employs 1,300 staff worldwide.

82-5709


SembCorp
Industries



Co Regn No: 199802418D

Press Release



SEMBCORP INKS WASTE-TO-RESOURCE JV WITH CHINA'S LARGEST LEAD RECYCLER, JIANGSU CHUNXING

- 50/50 joint venture is poised to become a leader in Asia Pacific's lead recycling industry with 315,000 tonne output capacity by end 2006

March 18, Xuzhou, Jiangsu (China) – SembCorp Industries' 100% owned subsidiary, SembCorp Environmental Management (SembEnviro) today announced that it has entered into a partnership with China's largest lead recycler, Jiangsu Chunxing Alloy (Group) Co. Ltd (Chunxing) to set up a 50/50 joint venture company, Jiangsu SembCorp Chunxing Alloy. The investment is SembEnviro's most significant to-date in China and it is in line with SembEnviro's aim to focus on recycling and converting waste to resource.

SembEnviro's investment in the new JV, Jiangsu SembCorp Chunxing Alloy is expected to be RMB400 million ($80 million) injected progressively with the setting up of new facilities by end 2006. The investment will cover the facilities in seven locations - Guangzhou, Xiamen, Chongqing, Xuzhou, Tianjin, Wuxi and Anhui. These plants will be equipped to produce 315,000 tonnes of lead and lead alloy per year, making the JV company the largest lead recycling company in the Asia Pacific region.

The waste-to-resource partnership encompasses the recovery and sales of processed lead from used lead acid batteries (ULABs) to battery manufacturers and will cater to China's rapidly rising demand for lead to support its growing automotive and electric bicycle industries.

Headquartered in Xuzhou, Chunxing currently commands close to 30% market share with recovery facilities located in Guangzhou, Xiamen, Chongqing and Xuzhou. Equipped with a production capacity of approximately 130,000 tonnes per annum, Chunxing is the foremost lead recycler in China. Having transformed from a small operation in the 1970s, the company is now ranked as one of China's top 500 enterprises with revenues in excess of RMB 700 million and staff strength of 800.

Commenting on the JV, Mr Tang Kin Fei SembCorp Industries Group President & CEO, and also SembEnviro' Chairman remarked, "We are pleased to collaborate with our partner Chunxing and its Chairman Mr Yang Chun Ming. Mr Yang is a visionary entrepreneur in lead recycling, who is backed by more than thirty years of experience and expertise in this industry. This waste-to-resource business is also in line with SembCorp's focus on businesses that provide stable and recurring income.

Mr Heng Chiang Gnee, President & CEO of SembEnviro added, "Going forward, SembEnviro plans to further concentrate on businesses that leverage on technologies and process know-how as in this waste-to-resource investment. Complementing our current collection businesses, this JV will strengthen our footprint and extend our geographical reach to more cities in China."

"We foresee the demand for lead to be accelerated by China's fast growing economy. As a result, we estimate that the ULAB recycling market size will reach RMB 15 billion within the next two years. With the vision to grow the business to match the demand, this partnership will allow us to tap SembEnviro's expertise in managing large scale businesses through its established management track record and proven systems," commented, Chunxing's Chairman, Mr Yang Chun Ming.

Financial Impact and Directors' Interest

This investment is not expected to have a material impact on SembCorp Industries' EPS and NTA per share for the financial year ending December 31, 2006.

None of the directors and substantial shareholders of SembCorp Industries and SembEnviro have any interest, direct or indirect, in the investment.

About SembEnviro

SembCorp Environmental Management (SembEnviro) is Asia's premier environmental services company serving 16 cities in 4 countries. It offers total integrated environmental management solutions including collection and post collection of solid and medical wastes, recycling and recovery, waste-to-resource, industrial and commercial cleaning, street cleansing and mechanical treatment.

SembEnviro serves in total, 1.6 million households, 40,000 industrial and commercial clients and more than 6,400 healthcare establishments and it employs more than 3,200 people across the 4 countries in which we operate.

In Singapore, SembEnviro is the major pioneering integrated environmental services company, providing waste management services to more than half a million households, 3,000 industrial trade premises and 1,400 healthcare establishments. We leverage on innovative technologies and information technology to provide corner-stone services to improve quality and competitive pricing to our customers.

Our unique capability to provide integrated waste management solutions has garnered us international projects through our partnerships with leading companies in Singapore, Australia, China and India.

About Jiangsu Chunxing

Jiangsu Chunxing Alloy (Group) Ltd (Chunxing) is the largest lead recycling company in China. The ISO certified company has four lead recycling facilities to process Used Lead Acid Batteries ("ULAB"s) in Guangzhou, Xiamen, Chongqing and Xuzhou. Established in the 1970s, the company has transformed from a small operation to a RMB 700 million company and 800 employees today.

Based in Xuzhou, Jiangsu province, it owns and operates three facilities in Indonesia, Thailand and Vietnam. Ranked as one of China's top 500 enterprises, the company is recognized as the only waste metal recycling company among the first batch of companies, selected for China's national recycling economy pilot programme by the Chinese Authorities (National Development & Reform Commission, State Environmental Protection Bureau, Science and Technology Ministry, Finance Ministry, Commerce Ministry and the National Statistic Bureau).

In addition to its ISO 9001/2000 accreditation, Chunxing was also awarded with the "Jiangsu Famous Brand" certificate in 2004.

For media and analysts' enquiries, please contact:

April LEE, Ms
Vice President, Group Corporate Relations (SembCorp Industries)
Tel: +65 6723 3160 Email: april.lee@sembcorp.com.sg


RECEIVED
CORPORATE FINANCE

SEMBCORP INDUSTRIES LTD
Co Regn No. 199802418D
(Incorporated in the Republic of Singapore)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Eighth Annual General Meeting of the Company will be held at The Theatrette, 60 Admiralty Road West, Singapore 759947 on Thursday, April 27, 2006 at 11.00 am for the following purposes:-

Ordinary Business

1	To receive and adopt the Directors' Report and Accounts for the year ended December 31, 2005	Resolution 1
2	To approve the payment of a gross final dividend of 6.5 cents per share less income tax for the year ended December 31, 2005	Resolution 2
3	To re-elect the following Directors, each of whom will retire by rotation pursuant to Article 93 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:	
	(a) K Shanmugam *(Independent Member of Audit Committee)*	Resolution 3
	(b) Goh Geok Ling	Resolution 4
	(c) Richard Hale OBE *(Independent Chairman of Audit Committee)*	Resolution 5
4	To re-elect the following Directors, each of whom will retire pursuant to Article 99 of the Company's Articles of Association and who, being eligible, will offer themselves for re-election:	
	(a) Tang Kin Fei	Resolution 6
	(b) Lee Suet Fern	Resolution 7
5	To approve the sum of $643,083 as Directors' Fees for the year ended December 31, 2005 (2004: $635,166)	Resolution 8
6	To re-appoint KPMG as Auditors of the Company and authorise the Directors to fix their remuneration	Resolution 9

Special Business

To consider and, if thought fit, to pass the following resolutions which will be proposed as Ordinary Resolutions:-

7 That authority be and is hereby given to the Directors of the Company to: — Resolution 10

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 20% of the issued share capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued share capital shall be based on the issued share capital of the Company as at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4). (unless revoked or varied by the Company in General Meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

8 That approval be and is hereby given to the Directors to: Resolution 11

of the SembCorp Industries Share Option Plan (the "**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SembCorp Industries Performance Share Plan (the "**Performance Share Plan**") and/or the SembCorp Industries Restricted Stock Plan (the "**Restricted Stock Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Stock Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Stock Plan,

provided that the aggregate number of shares to be issued pursuant to the Share Plans shall not exceed 15% of the issued share capital of the Company from time to time.

9 To transact any other business

By Order of the Board

Kwong Sook May
Company Secretary
March 22, 2006

Explanatory Notes:

Resolution 3 – if re-elected, K Shanmugam will remain as a member of the Audit Committee. K Shanmugam is an independent Director.

Resolution 5 – if re-elected, Richard Hale OBE will remain as the Chairman of the Audit Committee. Richard Hale OBE is an independent Director.

Statement pursuant to Article 55 of the Articles of Association of the Company:

Resolution 10 – is to empower the Directors to issue shares in the capital of the Company and to make or grant instruments (such as warrants or debentures) convertible into shares, and to issue shares in pursuance of such instruments, up to an amount not exceeding in total 50% of the issued share capital of the Company, with a sub-limit of 20% for issues other than on a *pro rata* basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that Resolution 10 is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that Resolution 10 is passed, and (b) any subsequent consolidation or subdivision of shares.

Resolution 11 - is to empower the Directors to offer and grant options and/or grant awards and to issue shares in the capital of the Company pursuant to the SembCorp


SembCorp
Industries

Co Regn No: 1998022418D

ACCEPTANCE OF VOLUNTARY CONDITIONAL CASH OFFER BY TOLL HOLDINGS FOR SEMBCORP LOGISTICS

The Board of Directors (the "**Board**") of SembCorp Industries Ltd ("**SembCorp**" or the "**Company**") refers to the voluntary conditional cash offer (the "**Offer**") by Standard Chartered Bank, for and on behalf of Toll (Asia) Pte. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Toll Holdings Limited, for all the ordinary shares ("**SembLog Shares**") in the capital of SembCorp Logistics Limited ("**SembLog**"), and its announcement dated 6 March 2006 (the "**Undertaking Announcement**") in relation to the Company's irrevocable undertaking (the "**Undertaking**") to accept the Offer in respect of all its SembLog Shares.

Terms defined in the Undertaking Announcement shall have the same meanings when used in this Announcement, unless otherwise defined.

The Company wishes to announce that in accordance with the terms of the Undertaking, the Company has today tendered its acceptance of the Offer in respect of its entire interest in SembLog, being 440,721,870 SembLog Shares, representing approximately 60 per cent of the total number of SembLog Shares outstanding as of 6 March 2006.

As mentioned in the Undertaking Announcement, depending on the levels of acceptance for the Offer, the Company will receive either approximately S$749 million based on S$1.70 per SembLog Share (the "**Offer Price**") or S$793 million in cash based on S$1.80 per SembLog Share (the "**Revised Offer Price**") for its SembLog Shares. The Company will receive S$749 million in cash based on the Offer Price (the "**Consideration**") within 21 days of the date on which the Offer becomes or is declared unconditional. Upon receipt of the Consideration, the Company would then have disposed of its entire interest in SembLog and SembLog would cease to be a subsidiary of the Company or part of the SembCorp group.

In the event the Offeror receives acceptances representing not less than 90 per cent of the SembLog Shares after the Company has received the Consideration, the Company will receive an additional amount of approximately S$44 million (being the difference between S$749 million and the amount the Company should receive based on the Revised Offer Price), within 21 days of the date the Offeror receives acceptances representing not less than 90 per cent of the SembLog Shares.

BY ORDER OF THE BOARD

Kwong Sook May (Ms)
Company Secretary
20 March 2006, Singapore


SembCorp
Industries

1998022418D

Co Regn No:

ACCEPTANCE OF VOLUNTARY CONDITIONAL CASH OFFER BY TOLL HOLDINGS FOR SEMBCORP LOGISTICS

The Board of Directors (the "**Board**") of SembCorp Industries Ltd ("**SembCorp**" or the "**Company**") refers to the voluntary conditional cash offer (the "**Offer**") by Standard Chartered Bank, for and on behalf of Toll (Asia) Pte. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Toll Holdings Limited, for all the ordinary shares ("**SembLog Shares**") in the capital of SembCorp Logistics Limited ("**SembLog**"), and its announcement dated 6 March 2006 (the "**Undertaking Announcement**") in relation to the Company's irrevocable undertaking (the "**Undertaking**") to accept the Offer in respect of all its SembLog Shares.

Terms defined in the Undertaking Announcement shall have the same meanings when used in this Announcement, unless otherwise defined.

The Company wishes to announce that in accordance with the terms of the Undertaking, the Company has today tendered its acceptance of the Offer in respect of its entire interest in SembLog, being 440,721,870 SembLog Shares, representing approximately 60 per cent of the total number of SembLog Shares outstanding as of 6 March 2006.

As mentioned in the Undertaking Announcement, depending on the levels of acceptance for the Offer, the Company will receive either approximately S$749 million based on S$1.70 per SembLog Share (the "**Offer Price**") or S$793 million in cash based on S$1.80 per SembLog Share (the "**Revised Offer Price**") for its SembLog Shares. The Company will receive S$749 million in cash based on the Offer Price (the "**Consideration**") within 21 days of the date on which the Offer becomes or is declared unconditional. Upon receipt of the Consideration, the Company would then have disposed of its entire interest in SembLog and SembLog would cease to be a subsidiary of the Company or part of the SembCorp group.

In the event the Offeror receives acceptances representing not less than 90 per cent of the SembLog Shares after the Company has received the Consideration, the Company will receive an additional amount of approximately S$44 million (being the difference between S$749 million and the amount the Company should receive based on the Revised Offer Price)~~as stated above~~, within 21 days of the date the Offeror receives acceptances representing not less than 90 per cent of the SembLog Shares.

BY ORDER OF THE BOARD


SembCorp
Industries

1998022418D


Co Regn No:

ACCEPTANCE OF VOLUNTARY CONDITIONAL CASH OFFER BY TOLL HOLDINGS FOR SEMBCORP LOGISTICS

The Board of Directors (the "**Board**") of SembCorp Industries Ltd ("**SembCorp**" or the "**Company**") refers to the voluntary conditional cash offer (the "**Offer**") by Standard Chartered Bank, for and on behalf of Toll (Asia) Pte. Ltd. (the "**Offeror**"), a wholly-owned subsidiary of Toll Holdings Limited, for all the ordinary shares ("**SembLog Shares**") in the capital of SembCorp Logistics Limited ("**SembLog**"), and its announcement dated 6 March 2006 (the "**Undertaking Announcement**") in relation to the Company's irrevocable undertaking (the "**Undertaking**") to accept the Offer in respect of all its SembLog Shares.

Terms defined in the Undertaking Announcement shall have the same meanings when used in this Announcement, unless otherwise defined.

The Company wishes to announce that in accordance with the terms of the Undertaking, the Company has today tendered its acceptance of the Offer in respect of its entire interest in SembLog, being 440,721,870 SembLog Shares, representing approximately 60 per cent of the total number of SembLog Shares outstanding as of 6 March 2006.

As mentioned in the Undertaking Announcement, depending on the levels of acceptance for the Offer, the Company will receive either approximately S$749 million based on S$1.70 per SembLog Share (the "**Offer Price**") or S$793 million in cash based on S$1.80 per SembLog Share (the "**Revised Offer Price**") for its SembLog Shares. The Company will receive S$749 million in cash based on the Offer Price (the "**Consideration**") within 21 days of the date on which the Offer becomes or is declared unconditional. In the event the Offeror receives acceptances representing not less than 90 per cent. of the SembLog Shares after the Company has received the Consideration, the Company will receive the difference between what it has already received and what it should have received on the basis of the Revised Offer Price (such difference being approximately S$44 million), within 21 days of the date the Offeror receives acceptances representing not less than 90 per cent of the SembLog Shares.

In any event, the Company would then have disposed of its entire interest in SembLog, and SembLog would cease to be a subsidiary of the Company or part of the SembCorp group.

BY ORDER OF THE BOARD